Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2007
Income before income taxes	3,562	4,215	2,700	7,068	7,468	2,023
Plus fixed charges:
Interest expense	12	116	260	117		4
Estimate of the interest within rental expense

Total fixed charges	12	116	260	117		4

Fixed charges	12	116	260	117		4

Earnings to fixed charges	3,574	4,331	2,960	7,185	7,468	2,027

Ratio of earnings to fixed charges	297.83	37.34	11.38	61.41	N/A	506.75